September 16, 2011

Mr. Jay Williamson
U. S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	North Horizon, Inc.
Schedule 14C
File No. 000-52991

Dear Mr. Williamson:

This letter responds to your comment letter of September 13, 2011.  We believe that our filing of the Form PRE14C complies with the comments stated in your letter September 13, 2011.

We included audited financial statements for North Horizon and FasTrack Pharmaceutical, as of December 31, 2010, and 2009, including audit letters from the respective auditing firms.  We included unaudited financial statements as of June 30, 2011, for North Horizon, Inc., and FasTrack Pharmaceuticals, Inc. and pro forma statements.

We included an explanatory note stating the information regarding the inadvertent, incorrect designation of the type of filing on the submission form for the Information Statement.

North Horizon, Inc., acknowledges the following:

(1) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filing; and

(3) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any questions.  As usual we would like to proceed as promptly as possible. Thank you.

Very truly yours, s/ /Wallace T. Boyack Wallace T. Boyack

Enc.